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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BUILDINGS COMPANY
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                ABCO ACQUISITION CORP., ABCO HOLDINGS CORP. AND
                                ONEX CORPORATION
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   024757106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MARK L. HILSON
                                NIGEL S. WRIGHT
                        C/O ONEX INVESTMENT CORPORATION
                                712 FIFTH AVENUE
                                   40TH FLOOR
                            NEW YORK, NEW YORK 10019
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            JOEL I. GREENBERG, ESQ.
                             LYNN TOBY FISHER, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 836-8000

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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
   Amount Previously Paid: $41,561.93      Form or Registration No.: 14D-1
     Filing Party: Same as above             Date Filed: April 13, 1999
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                                AMENDMENT NO. 1

     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, dated April 13, 1999 (the "Schedule 14D-1") of ABCO Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of ABCO Holdings Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Onex Corporation, an Ontario corporation ("Onex"), filed in connection with the Purchaser's offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of American Buildings Company, a Delaware corporation, hereby amends the Schedule 14D-1 as follows:

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase, in Sections 8, 9, 11, 13 and 15 of the Offer to Purchase and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

     Section 8 of the Offer to Purchase is hereby amended by adding the following language at the end of page 18:

     "In preparing the foregoing estimates, the Company assumed that the overall industry market growth would be flat to minimally down in 1999 compared to 1998, with a slight increase in 2000 over 1999. The Company assumed that revenues would increase overall approximately 5.4% in 1999 and 14.6% in 2000, with much of the increase coming from increased sales of its Windsor Door division. The Company assumed that net income (before the impact of the discontinued operation in 1998) would increase approximately 6.8% in 1999 and 35.5% in 2000, primarily as a result of reduced interest expense as debt was repaid and improved margins."

     Section 8 is further amended by deleting the last sentence of the first paragraph on page 19 of the Offer to Purchase.

     The second sentence of the first paragraph of Section 15 of the Offer to Purchase is amended to read as follows:

     "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer, if at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists (other than as a result of any action or inaction of Parent, Purchaser or any subsidiary of Parent which constitutes a breach of the Merger Agreement):"

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction" to the Offer to Purchase in Sections 9, 11, 13 and 15 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     See Item 3 for the amendment to Section 15 of the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Press Release dated April 8, 1999, the Agreement and Plan of Merger, dated as of April 7, 1999, among Parent, Purchaser and the Company, the undertaking of Onex to the Company dated April 7, 1999 and the Confidentiality Agreement, dated as of March 8, 1999, between the Company and Onex, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(7), (c)(1), (c)(2) and
(c)(3), respectively, is incorporated herein by reference.

     The first sentence of Section 2 of the Offer to Purchase is amended to read as follows:

     "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the Expiration Date, provided the conditions set forth in Section 15 have been satisfied or waived at or prior to the Expiration Date."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 1999
                                          ABCO Acquisition Corp.

                                          By /s/ MARK L. HILSON

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                                            Mark L. Hilson, President

                                          ABCO Holdings Corp.

                                          By /s/ MARK L. HILSON

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                                            Mark L. Hilson, President

                                          Onex Corporation

                                          By /s/ MARK L. HILSON

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                                            Mark L. Hilson, Vice President

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